November 30, 2018

Kevin Stein
President and Chief Executive Officer
TransDigm Group Incorporated
1301 East 9th Street, Suite 3000
Cleveland, OH 44114

       Re: TransDigm UK Holdings plc
           TransDigm Inc.
           TransDigm Group Incorporated
           Registration Statement on Form S-4
           Filed November 9, 2018
           File No. 333-228336

Dear Mr. Stein:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4

General

1. Please update the prospectus to include the information required by Item 19(a)(7) of Form
       S-4 for the most recently completed fiscal year, including the information required by
       Item 402 of Regulation S-K. For guidance, refer by analogy to Securities Act Forms
       Compliance and Disclosure Interpretation 123.01.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Kevin Stein
TransDigm Group Incorporated
November 30, 2018
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 or John Dana
Brown, Attorney-Advisor, at (202) 551-3859 with any questions you may have.



                                                           Sincerely,
FirstName LastNameKevin Stein
                                                           Division of
Corporation Finance
Comapany NameTransDigm Group Incorporated
                                                           Office of
Transportation and Leisure
November 30, 2018 Page 2
cc:       Michael J. Solecki
FirstName LastName